SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

IR CONTACTS

Investor Relations Officer
Carla Dodsworth Albano Miller

PREPARATION OF REPORTS:

Capital Markets Compliance Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado

Intern:
Ana Carolina Dall Orto Couto

Videoconference in Portuguese with simultaneous translation into English

November 8th, 2023
1:30 pm (Brasilia)
11:30 pm (New York)
4:30 pm (London)
Click here to access the Zoom platform

Talk to IR:

ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri

Use this QR Code to access Eletrobras' IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests regarding the securities market, also available on our Investor Relations website.

The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency - ANEEL, unless otherwise indicated.

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SUMMARY

Key Indicators	6
1. Operating Result	7
1.1. Generation Segment	7
1.2. Commercialization Segment	9
1.3. Transmission Segment	11
2. Consolidated result | IFRS	12
2.1. Operating Revenues	13
2.2. Other income	19
2.3. Operating Costs and Expenses	19
2.4. Equity Interests	25
2.5. Financial Results	26
2.6. Income Tax	27
2.7. EBITDA	28
3. Debt and receivables	29
3.1. Holding / Parent Company and Consolidated	29
4. Loans and Financing (Receivables)	31
4.1. Holding / Parent Company and Consolidated	31
4.2. RBSE	31
5. Investments	33
6. ESG 3Q23	34
7. Annexes	36
7.1. Annex 1 - Financial Statements	36
7.2. Annex 2 - Results by Segment	41
7.3. Annex 3 - Compulsory Loan	42
7.4. Annex 4 - IFRS x Regulatory reconciliation	43

Earnings Release | 3Q23	3

Eletrobras releases results for the 3rd quarter of 2023

Eletrobras posted a solid operational and financial performance in 3Q23, marked by the acceleration of its strategic agenda aimed at creating value.

Operational

•	In the generation segment, we had an increase of 928 MW in our installed capacity, mainly reflecting the incorporation of the Teles Pires hydroelectric plant.
•	In the transmission segment, we are implementing 194 large-scale projects, with associated annual permitted revenue (RAP) of R$ 958 million per year.

Structuring of the commercialization area

•	In July, Eletrobras received authorization to act as an electricity trading agent within the scope of the Electricity Trading Chamber - CCEE.
•	In September, Mr. Ítalo Tadeu de Carvalho Freitas Filho was elected as the Company's Vice President of Commercialization.
•	The process of centralizing the area made strides in 3Q23, reaching a base of 429 clients, 353 of them on the ACL, a significant increase from the 232 clients in 3Q22. As for end consumers, we grew from 34 in 3Q22 to 228 in 3Q23.

Adjustment of PMSO costs and expenses

•	Recurring PMSO (Personnel, Material, Services and Others) costs of R$1,680 million in 3Q23, down 14% compared to 3Q22.
•	We will reopen the 2nd Voluntary Dismissal Plan (PDV) with 101 additional vacancies, reaching 1,574 employees. In 4Q23, we expect additional cost savings of R$61 million, with the departure of 614 employees.
•	In October, we received ANEEL's approval to share our human resources structure, allowing for further integration and cost optimization.

Simplifying the corporate structure and optimizing capital

•	In 3Q23, we reduced the number of minority shareholdings in SPEs to 68.
•	In September, we completed the necessary steps to consolidate 100% of the Teles Pires Hydroelectric Power Plant, with a total installed capacity of 1,820 MW.
•	We signed a contract for the sale of Candiota, in line with our goal of net zero by 2030.
•	We completed the sale of COPEL for R$125 million, reducing our minority and non-strategic stakes.
•	In October, we completed the consolidation of 100% of the Baguari HPP, another important step in Eletrobras' simplification process.
•	We approved the delisting of Chesf.
•	We began studies to incorporate Furnas and Eletropar.
Earnings Release | 3Q23	4

Liability and contingency management

•	In September, we raised around R$11 billion.
•	In October, we anticipated the redemption of R$6.3 billion in commercial notes due in 2024.
•	The average term was 59.6 months, and the average cost was CDI + 1.0845% p.a. on 09/30/23.
•	The net debt/adjusted EBITDA ratio was 2.0x in 3Q23.
•	Solid cash position of R$31.2 billion as of 09/30/23.
•	We began the process of restructuring Santo Antônio Energia S/A (SAESA)’s debts.

Contingency management

•	In 3Q23, we progressed on a number of fronts, including the settlement of the global reversion reserve fund (RGR), Aneel's forfeiture proceedings, and the conciliation of bonds related to litigation.
•	We reduced the balance of compulsory loans to R$19,056 million, a 26.1% reduction from 3Q22.

ESG

•	In August, we were included in the first portfolio of the B3 Diversity Index (IDIVERSA B3), an important recognition of our diversity and inclusion practices.
•	Our green hydrogen plant in Itumbiara has received the CCEE certification for renewable hydrogen. The plant has already produced three tons of green hydrogen.

Financial highlights:

•	Net operating revenue of R$8,781 million, up 9%, mainly reflecting the increase in transmission revenues.
•	Recurring regulatory EBITDA was R$6,249 million, up 51%, due to higher transmission revenues and lower operating expenses, particularly operating provisions.
•	Net profit of R$1,477 million, a significant improvement on the net loss of R$0.1 million in 3Q22.
•	Financial income showed a net expense of R$3,119 million, mainly due to higher debt charges, charges and monetary restatement of obligations with the CDE and the revitalization of river basins.
Earnings Release | 3Q23	5

Key Indicators

Highlights	3Q23	3Q22%
Generation
Installed Generation Capacity (MW)	43,816	42,559	3%
Physical Guarantee (MWm) (1)	17,506	16,119	8,6%
Net Generation (GWh)	112,938	137,.482	-18%
Energy Sold ACR (GWh) (2)	8.5	8.5	0%
Energy Sold ACL (GWh) (3)	12.7	14.2	-10%
Energy Sold Quotas (GWh) (4)	11.6	16.5	-29%
Average ACR Price (R$/MWh)	227.25	295.51	-23%
Average ACL Price (R$/MWh)	200.18	189.60	6%
Transmission
Transmission lines (km)	73,437.1	74,022.3	- 0.8
RAP (R$mm)	17,611.7	13,713.3	28.4

(1) Includes quotas and considers 100% of Corporate enterprises and SAESA developments. (2) Does not include quotas. (3) Includes contracts under Federal Law 13182/2015. (4) Amounts presented constitute a Physical Guarantee for quotas in GWh.

	3Q23	3Q22%		9M23	9M22%
Financial Indicators (R$mm)
Gross Revenue	10,599	9,901	7%	32,617	30,234	8%
Adjusted Gross Revenue	10,599	9,901	7%	32,686	30,162	8%
Net Operating Revenue	8,781	8,033	9%	27,237	25,065	9%
Recurring Net Operating Revenue	8,749	8,033	9%	27,274	25,000	9%
EBITDA	4,815	2,419	99%	15,965	9,978	60%
Recurrent EBITDA	4,560	3,201	42%	15,612	13,817	13%
Regulatory EBITDA	6,516	2,987	118%	17,269	9,123	89%
Regulatory recurring EBITDA	6,249	4,132	51%	16,904	13,324	27%
EBITDA Margin	55%	30%	24.7	59%	40%	18.8
Recurrent EBITDA Margin	52%	40%	12.3	57%	55%	2.0
Return on Equity (ROE) LTM	2.7%	5.3%	-2.6	2.7%	5.3%	-2.6
Adjusted Gross Debt (1)	70,511	54,501	29%	70,511	54,501	5%
Adjusted Net Debt	39,107	33,522	17%	39,107	33,522	17%
Adjusted Net Debt/Adjusted LTM EBITDA	2.0	1.8	15%	2.0	1.8	9%
Net Income	1,477	-0.1	-1678040%	3,501	4,117	-15%
Investments	1,864	991	88%	4,371	4,040	8%
Earnings Release | 3Q23	6

1.	Operating Result
1.1.	Generation Segment
1.1.1.	Generation Assets

In 3Q23, we had 100 power plants, of which 47 were hydroelectric, 43 wind, 9 thermal and 1 solar, including Corporate enterprises, companies subject to Shared Ownership and ownership interests via SPEs (Special Purpose Companies).

Our installed capacity reached 43,816 MW in the quarter, considering Corporate enterprises, Shared Ownership and ownership via SPEs, which represents 22% of the total installed capacity in Brazil. Our installed capacity increased by around 928 MW in the period due to the incorporation of Teles Pires, partially offset by the reduction of 127 MW from the swap of HPP Dardanelos with Neoenergia. Of our total installed capacity, around 96% comes from clean sources, with low greenhouse gas emissions.

Source	Installed Capacity (MW)	Physical Guarantee (MWavg)	Acc. Energy Generated (GWh)

Hydro (47 plants)	41,455.08	20,103.69	107,591.05
Thermal (9 plants)	1,645.22	1,341.90	3,725.25
Wind (43 plants)	714.85	322.61	1,621.28
Solar (1 plant)	0.93	-	0.83
Total (100 plants)	43,816.07	21,768.20	112,938.40
1.1.2.	System data

In 3Q23, Brazil's installed capacity was 195,767.64 MW, 56% of which came from hydroelectric sources, 24% from thermal sources, 14% from wind power, 5% from solar power and 1% from nuclear power. Eletrobras is responsible for 22.2% of Brazil's total installed capacity.

Earnings Release | 3Q23	7

1.1.3.	Power Generation

Net generation in 9M23 was 22% lower than in 9M22, mainly reflecting the privatization effects with the deconsolidation of Eletronuclear and the sale of Itaipu, unscheduled maintenance to improve performance at the Aparecida and Mauá 3 TPPs, an increase in scheduled annual overhauls over the years at the Santa Cruz TPP and unscheduled unavailability at the Tucuruí HPP in 3Q23.

Earnings Release | 3Q23	8

1.1.4.	System data

PLD

		3Q22	3Q23
Market	GSF (%)	74.95	80.37
	PLD SE (R$/MWh)	66.55	69.00
	PLD S (R$/MWh)	66.55	69.00
	NE PLD (R$/MWh)	66.54	69.00
	PLD N (R$/MWh)	66.55	69.00

GSF (%)

1.1.5.	New Projects

Three projects that will add almost 330.45 MW to Eletrobras' installed capacity between 2023 and 2024 are still under construction. These include the 302.4 MW Coxilha Negra wind farm in Rio Grande do Sul and the 27 MW Casa Nova B wind farm in Bahia.

Regarding the Coxilha Negra Wind Farm, we can highlight the progress made on the Transmission Lines, which are in the commissioning and demobilization phase.

With regard to the Casa Nova B wind farm, it is estimated that work on the 34.5kV medium-voltage network, which will connect the wind turbines to the Casa Nova II substation, will begin in November 2023.

1.2.	Commercialization Segment
1.2.1.	Energy sold in 3Q23

In terms of the evolution of the energy market, Eletrobras Companies sold 32.8 TWh of energy in 3Q23, down 16.1% compared to 39.1 TWh traded in 3Q22, especially in the O&M regime, due to the quota decoupling process that is taking place gradually over a 5-year period starting in 2023, as well as the decontracting.

Earnings Release | 3Q23	9

These volumes include the energy sold by power plants operating under a quota regime, renewed by Law 12783/2013, as well as by power plants operating under the operational regime (ACL and ACR).

1.2.2.	Energy Balance

Energy Balance (MWavg)	2023	2024	2025	2026	2027
Resources with no impact on the balance sheet (1)	1,419	1,419	1,192	1,192	946

Resources (A)	11,768	13,047	14,321	15,480	16,644
Company Resources (2) (3) (4) (5)	10,482	11,811	13,122	14,370	15,615
Energy Purchase	1,286	1,236	1,199	1,110	1,029
Sales (B)	10,081	8,348	6,711	5,077	4,377
ACL - Bilateral Contracts + implemented MCP (6)	7,571	5,313	4,286	2,652	2,048
ACR - Except quotas	2,510	3,035	2,424	2,424	2,329

Average Prices Contracts Signed
Average Price of Sales Contracts signed up to 09/30/2023 (ACR and ACL - R$/MWh)	208.21	194.72	177.59	193.41	202.56
Balance (A - B)	1,688	4,699	7,610	10,404	12,267
Balance considering estimated hedge (7)	247	2,385	5,047	7,592	9,208
Decontracted energy considering hedge estimate (7)	2%	16%	33%	46%	52%

Contracts signed until September 30, 2023. It should be noted that the balance sheet takes into account the Santo Antônio Energia SPE, consolidated by Furnas as of 3Q22, whether in terms of resources, sales or average prices.

Earnings Release | 3Q23	10

1. Not included in the balance sheet, whether in resources, requirements (sales) or average prices, are the PIE contracts (gas-fired thermal plants) resulting from the Amazonas Distribuidora de-verticalization process, the thermal availability contracts and the Physical Guarantee Quotas. These resources are presented in order to make up the total resources considered.

2. Company Resources include plants involved in the decoupling of quotas (in the percentage that corresponds to the annual decoupling of quotas) and the total Additional Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For the hydroelectric projects, an estimate of GFIS2 was considered, i.e. the Physical Guarantee taking into account the Adjustment Factors due to Internal Losses, Losses in the Basic Grid and Availability and adjustments due to the particularities of the portfolio.

3. The revised Physical Guarantee amounts, as defined in Ordinance No. 709/GM/MME, of November 30, 2022, are taken into account.

4. With the Quota Decoupling process, the plants currently under the quota regime will be granted a new concession under the Independent Energy Producer (PIE) regime, which is being implemented gradually over a 5-year period starting in 2023. The Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.

5. This takes into account the new concession grants from 2023 onwards for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.

6. It should be noted that, for the contracts in the ACL, there have been reductions in the contracted amounts agreed under the aegis of Law 13182/2015 (HPP Itumbiara), under the terms of §§ 12, 12-A and 12-B of art. 10 of the aforementioned ordinance, transcribed in Clause 6 of the contracts, which take effect from the years 2023 and 2024. The amounts presented take these reductions into account, but also include the volumes of the new contracts already signed.

7. The figures show an estimate of decontracted energy. For the year 2023, CCEE's GSF estimate, from the CCEE Informa of April 25, 2023, of 86.1%, was considered. For the other years, a historical average GSF value from 2017 to 2022 of 80.1% was considered. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao, under the MRE option in the panel. It should be noted that this is only an estimate, based on facts that occurred in the past.

Hydroelectric Power Plant Physical Guarantee Quotas (MWavg)	2023	2024	2025	2026	2027
Physical Guarantee Quotas (8) (9)	5,252	3,939	2,626	1,313	0

8. This does not include the Physical Guarantee of the Jaguari HPP, of 12.7 MWavg, whose concession is under provisional administration by Furnas.

9. The Quota Decoupling process will take place gradually over a 5-year period starting in 2023. The Physical Guarantee amounts considered from 2023 onwards were those defined in Ordinance GM/MME No. 544/21.

1.3.	Transmission Segment
1.3.1.	Transmission lines - Km

We currently have 73,400 km of lines and 296 substations.

Company	Company-owned	In Partnership (1)	Total
Chesf	22,036.6	1,810.8	23,847.4
Eletronorte	10,921.2	1,054.3	11,975.5
CGT Eletrosul	11,963.1	4.6	11,967.7
Furnas	21,543.7	4,102.8	25,646.5
Total	66,464.6	6,972.5	73,437.1

(1) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the project.

1.3.2.	New Projects

There are 194 large-scale transmission projects under implementation (Reinforcements, Improvements and auction projects) with an associated RAP of R$958 million, which will add around 89 km of transmission lines and 4,166 MVA in substations. In September 2023, according to the ONS SGPMR system database, the Eletrobras Companies had a total of 11,807 small-scale events under implementation, of which 11,134 were small-scale improvements and 673 were small-scale reinforcements.

Earnings Release | 3Q23	11

Tariff Review

RAP approved for the new 2023/2024 cycle totaling R$17.6 billion for Eletrobras Companies, which represents an increase of 28.3% compared to the previous cycle.

2.	Consolidated result | IFRS

The results by Company are available for download in Excel on the Eletrobras IR website.

DRE (R$ million)	3Q23	3Q22%		9M23	9M22%
Generation Revenue	6,417	6,754	-5%	19,395	17,355	12%
Transmission Revenue	4,067	2,924	39%	12,873	12,143	6%
Other Income	114	224	-49%	348	736	-53%
Gross Revenue	10,599	9,901	7%	32,616	30,234	8%
Deductions from Revenue	-1,818	-1,868	-3%	-5,380	-5,169	4%
Net Operating Revenue	8,781	8,033	9%	27,236	25,065	9%
Energy resale, grid, fuel and construction	-3,060	-2,801	9%	-7,945	-6,601	20%
Personnel, Material, Services and Others (1)	-2,377	-2,235	6%	-6,804	-5,984	14%
Depreciation and Amortization	-925	-812	14%	-2,722	-1,811	50%
Operating Provisions	25	-1,529	-102%	1,163	-5,794	-120%
	2,445	656	273%	10,529	4,876	124%
Equity Interests	659	555	19%	1,798	1,668	8%
Regulatory remeasurements - Transmission contracts	-12	362	-103%	-12	362	-103%
Other Income and Expenses	798	32	2,372%	860	274	213%
	3,890	1,606	142%	13,575	7,181	89%
Financial Income	-3,119	-1,819	71%	-9,475	-2,696	252%
Income/Loss Before Tax	771	-213	-463%	4,100	4,485	-9%
Income Tax and Social Contribution	705	213	223%	-266	-1,355	-80%
Net Income from Continuing Operations	1,477	0	100%	3,833	3,130	22%
Net Income from Discontinued Operations	0	0	-	-332	987	-134%
Consolidated Net Income	1,477	-0,1	100%	3,501	4,117	-15%

Includes donations and contributions

Earnings Release | 3Q23	12

Adjusted Income Statement (R$ million)	3Q23	3Q22%		9M23	9M22%
Generation Revenue	6,417	6,754	-5%	19,464	17,283	13%
Transmission Revenue	4,067	2,924	39%	12,874	12,143	6%
Other Income	114	224	-49%	348	736	-53%
Gross Revenue	10,599	9,901	7%	32,686	30,162	8%
Deductions from Revenue	-1,850	-1,868	-1%	-5,412	-5,162	5%
Net Operating Revenue	8,749	8,033	9%	27,274	25,000	9%
Energy resale, grid, fuel and construction	-3,020	-2,801	8%	-7,911	-6,593	20%
Personnel, Material, Services and Others (1)	-1,681	-1,951	-14%	-5,342	-5,639	-5%
Depreciation and Amortization	-925	-812	14%	-2,722	-1,811	50%
	3,124	2,469	27%	11,299	10,957	3%
Operating Provisions	-148	-635	-77%	-207	-619	-66%
Equity Interests	659	555	19%	1,798	1,668	8%
	3,635	2,389	52%	12,890	12,006	7%
Financial Income	-2,366	-1,458	84%	-8,049	-2,097	284%
Income Before Tax	1,270	931	2%	4,841	9,910	-51%
Income Tax and Social Contribution	-161	213	-176%	-1,132	-1,653	-32%
Consolidated Net Income	1,109	1,143	-31%	3,709	8,257	-55%
(1)	Includes donations and contributions

2.1.	Operating Revenues
2.1.1.	Generation

In 3Q23, generation revenue was R$6,417 million, down R$337 million compared to 3Q22, mainly reflecting lower revenues from: (a) operation and maintenance of R$293 million, (b) supply of R$141 million, and (c) procurement of R$38 million, partially offset by higher revenues from CCEE of R$140 million.

Revenue from Procurement

Revenue from procurement is obtained from customers who are not end consumers, such as distributors, traders and generators. In 3Q23, revenue from procurement amounted to R$4,214 million, a reduction of R$38 million compared to 3Q22.

In the Regulated contracting environment (ACR), Eletronorte stood out with (i) an increase of R$53 million in ACR sales revenue, due to higher contract prices (3Q22 R$695.65/MWh X 3Q23 R$710.64/MWh) related to the 19.14% readjustments in the fixed revenue of the inflexible portion (90% - IPCA and 10% sale price of natural gas on the futures market (NYMEX- NG1); (ii) an increase of R$9 million due to the increase in the average MW sold in 3Q23 (19% higher than 3Q22).

Earnings Release | 3Q23	13

In the Free Contracting Environment (ACL), CGT Eletrosul had the biggest impact, with a reduction in revenue of R$117.0 million due to the seasonal changes of purchase contracts and physical guarantees, from 398 MWavg to 340 MWavg. Eletronorte also saw a reduction in revenues of R$138.4 million, mainly due to a 39% reduction in the MWavg sold (3Q22 1,920.7 MWavg vs. 3Q23 1,172.64 MWavg), caused by decontracting due to breach of contract.

These results were offset, in part, by the increase of 360 MWavg sold by Chesf in the ACL in 3Q22, for a total amount of R$127 million. This was influenced by the increase in energy available for sale on the ACL, due to the gradual quota decoupling process of the Quota Plants (20% per year). In addition, Furnas increased its revenues in the ACL by R$25 million due to the greater amount of energy contracted in the ACL (from 1,835 GWh in 3Q22 to 2,104 GWh in 3Q23).

Revenue from supply

Unlike procurement, revenue from supply is obtained directly from the end consumer, which can be distributors, traders and generators, as well as various industrial and commercial parks. In 3Q23, revenue from supply was around R$900 million, down R$141 million compared to 3Q22.

The reduction in supply is mainly explained by the lower volume of energy sold from the Itumbiara and Sobradinho HPPs to industrial consumers covered by Law 13182 at Furnas and Chesf, respectively. This reduction was caused by unilateral cancellations by customers of part of the contracted supply volumes. The impact of the reduction on Chesf and Furnas was R$27 million and R$79 million, respectively, partially offset by the entry of new supply contracts in the ACL, representing an increase of R$17 million.

In turn, Eletronorte also showed a reduction of R$55 million in supply revenues in 3Q23, of which R$50.8 million was related to the decrease in Albrás' revenues (3Q22 R$379.3 million X 3Q23 R$328.5 million), due to variations in the parameters defined in the contract and used to calculate the final sale price, which are: (a) the U.S. dollar; (b) sector charges; (c) an 11% drop in average aluminum prices (US$2.471.84 3Q22 X US$2.199.65 3Q23); and (d) a 2% drop in the contract price (3Q22 R$204.00/MWh x 3Q23 R$199.58/MWh) due to the negative 2.165% oscillation in the accumulated IGP-M over the last 12 months, influencing the readjustment of the contract price in 2023. Taken together, these effects led to a reduction of 13% in the average price (3Q22 R$214.73/MWh X 3Q23 R$186/MWh).

CCEE Revenue

CCEE revenue was R$343 million, up by R$140 million compared to 3Q22, reflecting in particular the higher CCEE revenue from Eletronorte of R$127 million and R$34 million from Chesf, partially offset by the reduction of R$25 million from Furnas due to the receipt of various reaccountings that occurred in 3Q22, which led to a difference in the receipt of charges, leading to a higher result from the Short-Term Market for the period in 2022.

Earnings Release | 3Q23	14

Operation and Maintenance Revenue - Plants Renewed by Law 12,783/2013

Revenues from operation and maintenance were R$961 million, a drop of R$293 million compared to 3Q22. The negative variation was mainly due to the start of the gradual quota decoupling process of the Quota Power Plants (20% each year), mitigated by the effects of the RAG annual adjustment of around 16%, according to ANEEL Resolution No. 3068/2022 (2022-2023 cycle) and ANEEL Resolution No. 3225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

2.1.2.	Generation
Gross Revenue	3Q23
	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Disposal	Consolidated IFRS

Procurement	1,920	154	391	1,816	4,281	67	4,214
Supply	313	222	-	365	900	0	900
CCEE	100	56	6	181	343	0	343
Revenue from Operation and Maintenance	324	670	-	9	1,003	42	961
Revenue from Construction of Power Plants	-	-	-	-	0	0	0
Itaipu Transfer	0	0	0	0	0	0	0
Generation Revenues	2,657	1,102	397	2,371	6,527	110	6,417
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	2,657	1,102	397	2,370	6,322	110	6,417

Gross Revenue	3Q22
	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Disposal	Consolidated IFRS

Procurement	1,859	27	594	1,837	4,317	65	4,252
Supply	371	249	0	420	1,040	-1	1,041
CCEE	126	22	1	54	203	1	202
Revenue from Operation and Maintenance	436	808	0	11	1,255	0	1,255
Revenue from Construction of Power Plants	0	0	0	0	0	0	0
Itaipu Transfer	0	0	0	0	0	-5	5
Generation Revenues	2,792	1,106	595	2,322	6,815	61	6,754
Non-recurring items - Adjustments					0	0	0
(-) Reversal of penalties for unavailability - CCEAR			-65		-65	-65	0
Adjusted Generation Revenue	2,792	1,106	530	2,322	6,750	-4	6,754

Earnings Release | 3Q23	15

Generation Revenue by Contracting Environment

Below, we present Eletrobras' commercialization results by contracting environment.

Volume (MWavg)	3Q23	3Q22	Diff	%
Regulated contract	3,860	3,844	16	0.4%
Hydroelectric quotas	5,264	7,464	-2,200	-29%
Bilateral contract	5,769	6,436	-668	-10%
MCP (Short-Term Trading Market) Settlement	2,181	416	1,496	227%
Revenue (R$ million)	3Q23	3Q22	Diff	%
Regulated contract	2,605	2,425	180	7%
Hydroelectric quotas	961	1,255	-293	-23%
Bilateral contract	2,575	2,932	-357	-12%
CCEE	342	202	140	69%
Other *	-67	-60	-7	12%
Average Price (R$/MWh)	3Q23	3Q22	Diff	%
Regulated contract	227.25	295.51	-68.27	-23%
Hydroelectric quotas	82.72	76.15	6.57	9%
Bilateral contract	200.18	189.60	10.58	6%
MCP (Short-Term Trading Market) Settlement (PLD)	69.00	66.55	2.45	4%

* construction revenue, financial effect of Itaipu and eliminations (accounting adjustments)

Highlights by Contracting Environment

ACR (regulated) + R$ 180 million	Bilateral ACL (free mkt)- R$ 357 million	CCEE + R$ 140 million
+ R$ 148 million	- R$ 359 million	+ R$ 166 million
Contractual readjustments	Sales reductions/ Contractual terminations	Increase in volume settled at higher PLD
+ R$ 32 million	- R$ 96 million	- R$25.5 million
SAESA Procurement	Exports in 3Q22 without occurrence in 3Q23	Furnas: amounts received from reaccountings, with no counterpart in 3Q23
- R$ 51 million
Variations in contractual industrial parameters (dollar, aluminum price)
+ R$ 169 million
New contracts

Earnings Release | 3Q23	16

2.1.3.	Transmission

Transmission revenue was R$4,067 million in 3Q23, an increase of 39% from 3Q22, with an increase of R$637 million in contractual transmission revenue, of R$328 million in O&M and R$179 million in construction revenue.

O&M Revenue

O&M revenue increased by R$328 million, mainly due to the publication of ANEEL Resolution 3216/2023, effective as of July/2023, which mainly includes the tariff readjustment for the 23/24 cycle, as well as the partial recognition of the Periodic Tariff Review (RTP) of some tendered contracts.

The highlights of O&M revenue were the increase in revenue from: (a) Furnas of R$135 million, especially the increase of R$107 million in O&M revenue from a renewed contract (062/2001), (b) Chesf of R$48 million, (c) CGT Eletrosul of R$35 million. At Eletronorte, there was a net increase of R$82 million as a result of an increase of R$62.6 million in revenue from the renewed 058/2001 contract, an increase of R$18.4 million from tendered contracts, an increase of R$118.6 million relating to CDE and PROINFA, which made up the Other Revenues account in 2022 and were now allocated to O&M Revenues in 2023, and a negative effect of R$80.2 million relating to Variable Portion and Adjustment Portion.

Construction Revenue

The construction revenue for the periods is directly related to the investments made (appropriated and allocated) in the transmission projects in progress. Construction revenue totaled R$805 million, an increase of R$179 million, due to the following increases: (a) Eletronorte of R$159 million, of which R$155 million was investment in works under the renewed contract 058/2001, (b) Furnas of R$145 million: CT 062-2001, in the amount of R$123 million (reflecting investments in fixed assets) and (c) CGT Eletrosul with R$102 million. The volume of construction revenue at Chesf, in turn, was R$134 million lower than in 3Q22.

It should be noted that there is an annual adjustment to the balance of the contractual asset arising from the tariff readjustment for the cycle that has just started, i.e. the 2023/2024 cycle, which impacts on 'Transmission Construction Revenues' in the third quarter of each year; the readjustment in 3Q23 was lower than in 3Q22. As such, although Eletronorte recorded the revenue reported above, there was also a reduction in revenue of R$89.6 million due to the difference in accounting for the quarters compared (-R$22.4 million in 3Q23 x +R$67.2 million in 3Q22).

Contractual Revenue

Contractual (financial) revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession. The accumulated IPCA from July-September/2022 was -0.37%, and July-September/2023 was 0.27% (an increase of 0.64 p.p.). As for the IGP-M, the percentage varied from 0.10% to -2.77% (a reduction of 2.87 p.p.).

Earnings Release | 3Q23	17

The impact on Eletrobras companies was: (a) Furnas: +R$278 million, especially contract 062 (RBNI R$44.43 million and RBSE R$247.41 million); (b) Chesf: +R$200 million; (c) Eletronorte: +R$108 million (RBNI R$42 million and RBSE R$66 million) and (d) CGT Eletrosul: +R$ 51 million.

This effect results from the application of IFRS rules and differs from the regulatory revenue, which was adjusted in July 2023, according to ANNEL Resolution no. 3216/23.

Transmission Operating Revenue (R$ million)	3Q23	3Q22%		9M23	9M22%
Transmission Revenues	4.067	2.924	39%	12.873	12.143	6%
Operation and Maintenance Revenue	1.982	1.654	20%	5.612	4.765	18%
Construction Revenue	805	626	29%	1.688	1.035	63%
Contractual Revenue - Transmission	1.280	643	99%	5.573	6.343	-12%
Non-recurring items - Adjustments
Adjusted Transmission Operating Revenue	4.067	2.924	39%	12.873	12.143	6%

To view revenue by company, please access the financial statements on the IR website.

Regulatory Revenue

Regulatory transmission revenue between quarters varied due to: (i) re-profiling of the RBSE of around R$913 million, (ii) monetary restatement by the IPCA (most contracts) or IGP-M, of around R$147 million; and (ii) new investments, tariff revisions and adjustment installments of around R$52 million. It should be noted that ANEEL has extended the approval of the full RAP, resulting from the RTP, for concession contracts 057/2001, 058/2001, 061/2001 and 062/2001 to 2024. For more details, see Note 15 to the September 2023 financial statements.

It should be noted that the main difference between regulatory and IFRS revenue in 3Q23 is related to the increase in RBSE's RAP as a result of the re-profiling reported above. Under IFRS, the increase in RAP due to the re-profiling does not result in revenue recognition, since the balance of the contractual asset already provides for the increases in RAP, while under the regulatory method, revenue is only recognized when the RAP is invoiced.

Earnings Release | 3Q23	18

IFRS x Regulatory (R$ million)	3Q23			3Q22			Regulatory Variation
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,601	556	2,157	1,043	515	1,557	38.54%
Chesf	1,198	388	1,587	1,085	198	1,283	23.69%
CGT Eletrosul	502	28	530	314	122	435	21.84%
Eletronorte	813	124	937	556	-24	532	76.13%
Eliminations	-48		-48	0		0
TOTAL	4,066	1,096	5,163	2,998	811	3,807	35.62%
2.2.	Other income

Other Operating Income (R$ million)	3Q23	3Q22%		9M23	9M22%
Other income	114	224	-49%	348	736	-53%

Other revenues were R$114 million in 3Q23, a reduction of R$109 million compared to 3Q22. The main reasons were: (a) Eletronorte's reduction of R$127 million, reflecting R$120 million from CDE + PROINFA which made up the Other Revenues account in 3Q22 and were allocated to O&M Revenues in 3Q23, and (b) Holding with a reduction of R$25 million, R$13.8 million of which being Procel revenues.

2.3.	Operating Costs and Expenses

Operating Costs and Expenses (R$ million)	3Q23	3Q22%		9M23	9M22%
Energy purchased for resale	-807	-1,102	-27%	-2,087	-2,142	-3%
Grid Access Charges	-876	-833	5%	-2,498	-1,982	26%
Fuel for Electricity Production	-510	-444	15%	-1,441	-1,542	-7%
Construction	-866	-422	105%	-1,920	-935	105%
Personnel, Material, Services and Others	-2,377	-2,235	6%	-6,804	-5,984	14%
Depreciation and Amortization	-925	-812	14%	-2,722	-1,811	50%
Regulatory remeasurements - Transmission contracts	-12	362	-103%	-12	362	-103%
Operating provisions	25	-1,529	-102%	1,163	-5,794	-120%
Costs and expenses	-6,348	-7,014	-9%	-16,320	-19,827	-18%
Non-recurring events
(-) Non-recurring PMSO events	696	284	145%	1,462	345	323%
(-) Non-recurring provisions	-173	893	-119%	-1,370	5,175	-126%
(-) Construction Generation	0	0	-	0	7	-100%
(-) Regulatory remeasurements - Transmission Contracts	12	-362	-103%	12	-362	-103%
(-) Retroactive ICMS Cal increase	40	0	-	34	0	-
Recurring Costs and Expenses	-5,773	-6,200	-7%	-16,183	-14,662	10%

Earnings Release | 3Q23	19

2.3.1.	Energy Purchased for Resale

In 3Q23, energy purchased for resale amounted to R$807 million, representing a reduction of R$295 million when compared to 3Q22, with the highlights being: (a) Furnas' reduction of R$250 million, due to a drop in the average contracted price (from R$298.00 to R$258.82) and a reduction in volume from 2,263 GWh in 3Q22 to 1,556 GWh in 3Q23; (b) Eletronorte recorded a decrease of R$24 million, mainly attributable to the R$25.9 million reduction in energy purchase expenses in the short-term market, caused by the increase in surplus energy compared to the same period in 2022.

2.3.2.	Grid Access Charges

In 3Q23, the grid access charge was R$876 million, an increase of R$44 million compared to 3Q22, mainly due to the publication of ANEEL Resolutions No. 3066/2022 (2022-2023 cycle) and ANEEL Resolution No. 3217/2023 (2023-2024 cycle). These resolutions had an impact on the operations of Chesf, Eletronorte and Furnas which, respectively, recorded increases of R$31 million, R$26 million and R$25 million.

2.3.3.	Fuel for Electricity Production

In 3Q23, the costs associated with the use of fuels to produce electricity totaled R$510 million, up R$66 million compared to 3Q22, driven particularly by Eletronorte's increase of R$74 million, due to the annual readjustment in the price of natural gas of around 6.5%, a 2% increase in the ICMS tax rate and in the natural gas consumption of 15.08% at the Mauá 3 TPP, because it operates in an open cycle due to the maintenance stoppage. This increase was partially offset by Furnas' reduction of R$23 million, reflecting the differences in the monthly parameters that make up the price of gas and readjustments.

2.3.4.	Construction

In 3Q23, costs related to construction totaled R$866 million, an increase of R$444 million compared to 3Q22, with emphasis on: (a) Furnas with an increase of R$282 million, reflecting investments linked to CT062; (b) Eletronorte with a positive impact of R$155 million, mainly due to the increase of R$154.4 million in the renewed contract 058/2001; (c) CGT Eletrosul, a positive R$40 million due to investments in transmission totaling R$122 million; and (d) Chesf, a reduction of R$34 million mainly reflecting investments made in the transmission projects in progress.

Earnings Release | 3Q23	20

2.3.5.	PMSO - Personnel, Material, Services and Other

Staff

Personnel costs totaled R$972 million in 3Q23, a reduction of R$168 million compared to R$1,139 million in 3Q22, mainly reflecting savings of R$253 million related to the dismissal of 2,348 employees from the two Voluntary Dismissal Plans (PDV) implemented and an increase of R$47 million related to the 4.18% salary readjustment under the current Collective Bargaining Agreement. The number of employees fell from 10,476 in 3Q22 to 8,209 in 3Q23, not including SAESA employees.

Non-recurring: Additional costs of R$22 million related to PDV in Chesf.

Material

Material costs totaled R$51 million, representing a reduction of R$22 million compared to 3Q22, due to reductions for operational maintenance at Eletronorte and Chesf.

Services

Costs of services totaled R$601 million, an increase of R$107 million compared to 3Q22, mainly reflecting costs across: (a) Holding, an increase of R$97 million, mainly due to advisory and auditing service costs of R$44 million, R$34 million in IT services - Software and R$20 million in institutional advertising; and (b) Eletronorte with an increase of R$8 million, of which R$5.6 million and R$4.9 million refer, respectively, to advisory and the maintenance of operational assets.

Non-recurring: R$ 27 million related to consulting from Transformation Office.

Others

Other costs and expenses totaled R$754 million in 3Q23, up by R$225 million compared to 3Q22, reflecting: (a) higher costs at the Holding, of R$660 million, resulting from non-recurring adjustments to litigation relates deposits in the amount of R$846 million; (b) lower costs at Furnas, a reduction of R$220 million, largely due to the transfer of the balance of contributions to CEPEL for P&D non-recurring effect of R$42 million and the reclassification of judicial indemnities, which are now allocated to Operating provisions; and (c) Eletronorte, with a reduction of R$68 million, mainly due to the decrease of R$19 million in CEPEL contributions.

PMSO: On a recurring basis, PMSO went down by R$271 million.

Earnings Release | 3Q23	21

PMSO (R$ million)	3Q23
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Disposal	Consolidated IFRS

Staff	-116	-244	-233	-123	-233	-1	-950	0	-950
Voluntary Dismissal Plan (PDV) - Provision	0	0	-22	0	0	0	-22	0	-22
Material	-1	-19	-10	-4	-17	0	-51	0	-51
Services	-128	-197	-86	-55	-133	-1	-601	0	-601
Others	-821	50	-188	7	-25	-7	-983	229	-754
PMSO	-1,066	-411	-293	-176	-407	-8	-2,360	-16	-2,377
Non-recurring events
Personnel: Incentive Plans (PAE, PDV)	0	0	22	0	0	0	22	0	22
Services: Advisory costs associated with the Transformation Plan ("TMO")	27	0	0	0	0	0	27	0	27
Other: Adjustments to judicial deposits (Holding) and transfer of CEPEL balance (Furnas)	846	-42	-170	14	0	0	648	0	648
Recurring PMSO	-193	-453	-442	-162	-407	-8	-1,664	-16	-1,680

PMSO (R$ million)	3Q22
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Total	Disposal	Consolidated IFRS

Staff	-99	-315	-253	-139	-332	0	-1,139	0	-1,139
Voluntary Dismissal Plan (PDV) - Provision	0	0	0	0	0	0	0	0	0
Material	0	-15	-12	-23	-23	0	-73	0	-73
Services	-31	-226	-82	-52	-104	1	-494	0	-494
Others	-161	-170	-118	12	-93	0	-529	-1	-529
PMSO	-291	-725	-465	-202	-551	0	-2,234	-1	-2,235
Non-recurring events
Personnel: no non-recurring events	0	0	0	0	0	0	0	0	0

Earnings Release | 3Q23	22

Personnel: no non-recurring events	0	0	0	0	0	0	0	0	0
Services: no non-recurring events	0	0	0	0	0	0	0	0	0
Other: Indemnities, losses and damages: CAEFE (2022)/ Losses Non-reversible assets Furnas	137	92	75	-20	0	0	284	0	284
Recurring PMSO	-154	-632	-390	-223	-551	0	-1,950	-1	-1,951

For comparative purposes, the PMSO value for 3Q22 has been adjusted at "other", reflecting the actuarial benefit that is now impacted by the provisions.

Other Costs and Expenses (R$ million)	3Q23	3Q22
Rent	26	30
Insurance	49	46
Donations and contributions	55	-17
Taxes	42	34
Actuarial	75	-170
Compensation, losses and fines	281	881
Recovery of expenses	-49	-76
Others	50	26
Total	529	754

Earnings Release | 3Q23	23

Operating provisions

Operating Provisions (R$ million)	3Q23	3Q22%		9M23	9M22%

Operating Provisions / Reversals	25	-1.529	-102%	1.163	-5.794	-120%
Non-recurring items / Adjustments
Provision/Reversal for Litigation	515	-874	-159%	1.626	-2.237	-173%
Estimated losses on investments	167	80	109%	138	-826	-117%
Provision for Implementation of Actions - Compulsory Loan	57	-30	-288%	17	-71	-123%
PECLD - Loans and financing	0	-4	-100%	-13	-820	-98%
PECLD - Consumers and resellers	0	0	-	0	-1.307	-100%
RGR refund	-489	0	-	-489	0	-
Onerous contracts	0	-47	-100%	0	244	-100%
Measurement at fair value of assets held for sale	92	0	-	92	0	-
Provision for demobilization	0	0	-	0	0	-
Provision for reduction of Fuel inventories	0	0	-	0	0	-
Actuarial Reconciliation	-170	75	-327%	0	0	-
Impairment¹	0	-92	-100%	0	-158	-100%
Unadjusted provisions/reversals
PECLD (excluding prospective credit loss estimate (CPC 48) ELN	-94	-529	-82%	-83	-361	-77%
Other	-54	-106	-49%	-124	-258	-52%
Adjusted provisions/reversals	-148	-635	-77%	-207	-619	-66%

Positive values in the table above mean a reversal of provision.

▪	Provision for Litigation went from a provision of R$874 million in 3Q22 to a reversal of provision of R$515 million in 3Q23, mainly due to the conclusion of legal settlements relating to compulsory loan lawsuits, which went from a provision of R$109 million in 3Q22 to a reversal of R$418 million in 3Q23 relating to lawsuits regarding monetary restatement of book-entry credits (2nd phase), especially due to the discounts obtained from the negotiations.
▪	Losses on investments totaled R$167 million in 3Q23, with Furnas increasing by R$80 million, mainly due to the recovery of the value of the investment in SPE MESA, as a result of the recording of the fair values of the investee's assets and liabilities.
▪	Estimated losses on doubtful accounts (PECLD) in the amount of R$94 million in 3Q23, with emphasis on (a) Eletronorte, with a provision of R$18 million referring to the energy supply to clients due to an increase in invoices overdue by more than 180 days and a provision of R$9.6 million for the supply to Roraima Energia and; (b) Furnas, with the addition of PECLD in the amount of R$ 16 million relating to Geradora de Energia Quinturare SPE and the constitution of R$ 12 million, referring to the provision for contractual fines;
Earnings Release | 3Q23	24

▪	Restitution of the global reversion reserve (RGR): the amount expected to be refunded to the Global Reversion Reserve (RGR) fund as a result of ANEEL's inspection related to the RGR contracts management from January 2012 to December 2022, under Eletrobras' obligations. This amount takes into account the preliminary net result of the inspection minus the payment of PIS/COFINS on the financial income that was carried forward in the financial result. There is no estimated date set for ANEEL's final decision.
2.4.	Equity Interests

Equity Interests (R$ million)	3Q23	3Q22%		9M23	9M22%
Highlights Affiliates
Eletronuclear (1)	212	70	202%	413	63	559%
CEB Lajeado	12	0	-	35	33	5%
Cemar	67	29	135%	178	82	117%
CTEEP	165	166	-1%	674	602	12%
Itaipu	0	0	-	0	120	-100%
Lajeado	46	30	53%	104	79	31%
Highlights SPEs
BMTE	57	54	6%	158	131	20%
Serra do Facão	0	6	-100%	64	-2	-2810%
Norte Energia	-143	-91	56%	-294	-264	12%
ESBR Jirau	-9	-5	59%	5	-39	-112%
IE Madeira	37	26	39%	160	187	-14%
Chapecoense	52	48	9%	144	116	24%
Other Equity Interests	162	222	-27%	158	559	-72%
Total Equity Interests	659	555	19%	1,798	1,668	8%

(1) In 4Q23, a scheduled shutdown of NPPs Angra 1 and 2 is expected.

Earnings Release | 3Q23	25

2.5.	Financial Results

Financial Results (R$ million)	3Q23	3Q22%		9M23	9M22%

Financial Income
Income from interest, fines, commissions and fees	16	178	-91%	169	710	-76%
Income from financial investments	800	688	16%	2,108	1,574	34%
Late payment surcharge on electricity	27	161	-83%	115	397	-71%
Interest income on dividends	0	68	-100%	0	68	-100%
Other financial income	111	203	-46%	368	323	14%
(-) Taxes on financial income	-396	-59	567%	-520	-271	92%
Financial Expenses
Debt charges	-1,653	-1,362	21%	-5,195	-3,163	64%
CDE obligation charges	-579	-561	3%	-1,699	-561	203%
Hydrographic basin revitalization charges	-89	-93	-4%	-265	-93	184%
Monetary updates - CDE	-86	119	-173%	-1,167	12	-9798%
Monetary updates - hydrographic basins	-18	45	-139%	-243	26	-1048%
Other financial expenses	-195	-295	-34%	-614	-749	-18%
Net Financial Items
Monetary changes	-718	-431	67%	-1,483	-622	138%
Exchange rate variations	4	-192	-102%	195	232	-16%
Change in fair value of hedged debt net of derivative	-260	-287	-9%	-727	0	-
Change in derivative financial instrument not linked to debt protection	-82	0	-	-516	-576	-11%
Financial Results	-3,119	-1,819	71%	-9,475	-2,696	252%
Adjustments
(-) Income from Distributors + AIC	-20	-235	-91%	-60	-594	-90%
(-) Monetary restatement of compulsory loans	323	495	-35%	1,039	1,334	-22%
(-) Interest and exchange variation on ITAIPU sale to ENBPar	0	0	-	0	-242	-100%
(-) Write-off of unreconciled judicial deposits	451	0	-	451	0	-
(-) Tax installment indemnification of reversible assets Tucuruí HPP and Curua-Uma HPP	0	101	-100%	0	101	-100%
Adjusted Financial Result	-2,366	-1,458	62%	-8,045	-2,097	284%

In 3Q23, the financial result was negative by R$3,119 million, compared to a negative result of R$1,819 million in 3Q22. The main variations in 3Q23 were:

▪	Higher debt charges, which went from R$1,362 million in 3Q22 to R$1,653 million in 3Q23. This variation was mainly due to the increase in the amount of gross debt, which rose from R$54.5 billion in 3Q22 to R$70.5 billion in 3Q23 (detailed in item 4), in line with the Company’s liability management strategy which sought to lengthen maturities and reduce costs.
▪	In contrast to the increase in gross debt, there was also an increase in the company's cash balance (Cash and Cash Equivalents + Bonds and Securities) from R$16.7 billion in 3Q22 to R$31.3 billion in 3Q23, with emphasis on funding: at the Holding with a debenture issue of R$ 7 billion, at Furnas with commercial notes of R$ 3.5 billion and at CGT with a debenture issue of R$ 250 million, impacting the variation in the Income from Financial Applications account, which went from R$688 million in 3Q22 to R$800 million in 3Q23.
Earnings Release | 3Q23	26

▪	Monetary restatement (Selic) on the contingency provision for compulsory loans fell from R$495 million in 3Q22 to R$323 million in 3Q23, due to the reduction in the provision inventory and the variation in the Selic rate.
▪	CDE obligation charges and CDE monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, the charge being 7.6% per year) amounted to R$665 million in 3Q23. These obligations were established by Law 14182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for electricity generation for another 30 years. The charges were calculated from data published in CNPE Resolution 015/2021: (i) the present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
▪	Hydrographic basin revitalization charges (5.67% charge), of R$89 million in 3Q23, and Monetary updates - hydrographic basins of R$18 million, with no counterpart in 2Q22. These obligations were established by Law 14182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for electricity generation for another 30 years. The charges were calculated from data published in CNPE Resolution 015/2021: (i) the present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
▪	Monetary variations: negative monetary restatement of R$451 million referring to the balance of litigation related deposits that recorded under "Other" account.
▪	Taxes on financial income: PIS/Cofins on the Interest on Equity issued by Furnas in the amount of R$323 million.

CDE Charges and Projects - Law 14182/2021	3Q23 - In R$ million
	Furnas	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-167	-242	-170	-579
Debt charges - Revitalization of river basins	-23	-36	-30	-89
Passive monetary restatement - CDE obligations	-25	-36	-25	-86
Passive monetary updating - Revitalization of river basins	-5	-7	-6	-18
Total CDE charges and Projects - Law 14.182/2021	-219	-321	-232	-772
2.6.	Income Tax

Income Tax	3Q23	3Q22%		9M23	9M22%
Income tax and social contribution - current	332	-383	-187%	-468	-1.729	-73%
Income tax and social contribution - deferred	373	595	-37%	201	375	-46%
Income tax and social contribution - Total	705	213	232%	-266	-1.355	-80%
Adjustments
Tax credit Furnas	-866	0	-	-866	-298	190%
Adjusted income tax and social contribution	-161	213	-176%	-1,132	-1.653	-32%

Earnings Release | 3Q23	27

In 3Q23, income tax and social contribution registered a credit balance of R$161 million due to the Furnas Interest on Equity (IOE) operation, which had a positive impact of R$1,190 million in the income tax and social contribution item and R$ 866 million net of PIS/Cofins.

2.7.	EBITDA
2.7.1.	Consolidated EBITDA

Consolidated EBITDA (R$ million)	3Q23	3Q22%		9M23	9M22%

Results for the year	1,477	0	-	3,501	4,117	-15%
+ Provision for Income Tax and Social Contribution	-705	-213	232%	266	1,355	-80%
+ Financial Result	3,119	1,819	71%	9,475	2,696	252%
+ Amortization and Depreciation	925	812	14%	2,722	1,811	50%
EBITDA	4,815	2,419	99%	15,965	9,978	60%
Revenue Adjustments (pages 7, 11 and 13)	-32	0	-	37	-57	-165%
Cost and Expense Adjustments (pages 19, 22 and 24)	708	-78	-1003%	1,474	-17	-8624%
Adjustments Provisions (page 24)	-173	893	-119%	-1,370	5,175	-126%
Adjustments Equity interest	0	0	-	0	0	-
Adjustments Other Income and Expenses	-798	-32	2372%	-860	-274	213%
Adjustments Discontinued Operations	0	0	-	332	-987	-134%
Adjusted EBITDA	4,560	3,201	42%	15,612	13,817	13%

Earnings Release | 3Q23	28

3.	Debt and receivables

Gross debt reached R$70.5 billion, an increase of R$13.8 billion compared to 2Q23, mainly impacted by the fundraising operations carried out in 3Q23 by Eletrobras, Furnas and CGT Eletrosul, as well as the consolidation of SPE Teles Pires' indebtedness, effects which compounded an increase in the debt balance of approximately R$13.7 billion compared to the previous quarter. It should be noted that this position at the end of 3Q23 does not take into account the repayment made in the first half of October of Eletrobras' Commercial Note, amounting to approximately R$6.2 billion, which led to a subsequent reduction in Eletrobras' consolidated indebtedness.

Considering the repayment, the average term of the debt was lengthened by around six months and its cost was reduced by 21 bps, resulting in an average cost of CDI + 1.0845% p.a. at the end of the period. The net debt/adjusted EBITDA ratio reached 2.0x in 3Q23.

3.1.	Holding / Parent Company and Consolidated
3.1.1.	Loans and financing payable - R$ billion

3.1.2.	Net Debt
Net Debt (R$ million)	09/30/23	06/30/23
(+) Gross Debt	70,511	56,717
(+) Derivatives (currency hedge) Net	479	681
(-) (Cash and Cash Equivalents + Current Securities)	31,276	18,626
(-) Financing receivable	422	428
(-) Net balance of Itaipu Financial Assets (1)	184	260
Net Debt	39,107	38,085

1 See Note 18b to the Financial Statements.

Highlight: Since 3Q22, Eletrobras' debt has been substantially affected by the consolidation of SAESA's gross debt.

Earnings Release | 3Q23	29

3.1.3.	Debt Breakdown

Creditor	Index	Average cost (per year)	Total Balance (R$000)	Share of Total (%)
Debentures, FIDC and other securities	CDI	CDI + 1.00% to 1.80%, 108% to 117.6% CDI	19,250,999	27.30%
Debentures and other securities	IPCA	IPCA + 3.75% to 7.494%	14,558,641	20.65%
BNDES	TJLP, TLP (IPCA), Pre-fixed rate	TJLP to TJLP + 3.28%, TLP + 3.90%, 3.50%	8,859,970	12.57%
Banco do Brasil	TJLP, TLP (IPCA), CDI	TJLP 1.89% to 2.13%, CDI + 1.65% to 2.25%, 107.5% to 115% CDI, TLP + 4.7%	5,941,146	8.43%
Petrobras / Vibra Energia	Selic	Selic	3,169,448	4.49%
Caixa Econômica Federal	TLP (IPCA)	TLP + 4.7%	2,414,691	3.42%
Banco do Nordeste do Brasil	IPCA, TLP (IPCA), TFC (IPCA), Pre-fixed rate	IPCA + 2.74%, TLP + 4.70%, 2.94% to 8.62%, TFC + 1.53% to 3.3467%	1,657,635	2.35%
Other creditors	CDI, TLP (IPCA), TJLP + 5.00% p.a., Pre-fixed rate	TLP + 4.70%, CDI + 1.60% to 2.49%, 122.84% CDI, 2.94% to 8.5%	7,624,768	10.81%
Foreign Currency - Bonds and other debt*	USD	2.41% to 4.63%, SOFR	6,819,762	9.67%
Foreign currency - other debts	EUR	2,00% a 4,50%	214,208	0.30%
TOTAL			70,511,268	100%

* For accounting purposes, debt is recorded in the original currency of the loan agreement.

However, it should be noted that the company has carried out currency hedge operations for some of its foreign currency debts, which with their respective equivalent rates (post hedge) linked to the CDI are as follows: 2025 Bond - 97.41% of CDI; 2030 Bond - CDI+1.70% p.a. and; Citibank - CDI + 1.70% p.a.

3.1.4.	Currency Exposure

Currency Exposure (US$ million)	2023	2024	2025	2026	2027	2028	After 2028	Total
Asset	14.81	9.87	-	-	-	-	-	24.68
Liability	2.33	4.08	4.08	4.08	4.08	2.57	21.56	42.78
Currency exposure	12.48	5.79	-4.08	-4.08	-4.08	-2.57	-21.56	-18.09

Earnings Release | 3Q23	30

4.	Loans and Financing (Receivables)

4.1.	Holding / Parent Company and Consolidated

In billions of reais

This does not include receivables from Itaipu's financial assets in the amount of R$ 184.1 million, PCLD in the amount of R$3,989 million and current charges.

4.2.	RBSE

In April 2023, ANEEL issued Technical Note 085/2023, which deals with the comments on the calculations presented as part of the payment of the RBSE financial component in Technical Note 085/2022-SGT/ANEEL of June 2022, which revisited the requests for reconsideration filed as part of the payment of the financial component and re-profiling of the RBSE. The above-mentioned document does not constitute a decision by ANEEL and therefore has no practical effect up to the date of publication of this document, since it depends on a decision by ANEEL's collegiate body. Therefore, it had no impact on ANEEL Resolution 3216, which established the RAPs for the 2023-2024 cycle.

Earnings Release | 3Q23	31

Expected flow RBSE R$ million	23-24	24-25	25-26	26-27	27-28
Financial Component Re-profiled with Social Charges
Chesf	1,913	1,913	1,913	1,913	1,913
Eletronorte	893	893	893	893	893
CGT Eletrosul	418	418	418	418	418
Furnas	3,060	3,060	3,060	3,060	3,060
Total	6,284	6,284	6,284	6,284	6,284
Economic Component with Social Charges
Chesf	1,262	258	760	760	760
Eletronorte	649	- 87	281	281	281
CGT Eletrosul	213	- 52	81	81	81
Furnas	2,051	587	1,319	1,319	1,319
Total	4,175	706	2,441	2,441	2,441
Total RBSE
Chesf	3,175	2,171	2,673	2,673	2,673
Eletronorte	1,542	806	1,174	1,174	1,174
CGT Eletrosul	631	366	499	499	499
Furnas	5,111	3,647	4,379	4,379	4,379
Total	10,459	6,990	8,725	8,725	8,725

The figures above include TFSEE (Electricity Services Inspection Fee) charges and funds for R&D and Energy Efficiency, and do not include PIS and COFINS. In addition, the data refers to the tariff cycle (July to July of each year) and not the calendar year (January to December). The amounts approved in the re-profiling have been updated by the IPCA.

4.2.1.	RBSE Amortization - Accumulated (R$ million)

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
1,896	380	919	2.935	6,130

Earnings Release | 3Q23	32

5.	Investments

In 3Q23, investments totaled R$1,864 million, 34% more than in 2Q23. In 9M23, investments totaled R$4,371 million, up 22% compared to 9M22, with emphasis on:

Generation

Investments in generation totaled R$1,488 million in 9M23, with the following highlights:

▪	Implementation and Expansion: CGT Eletrosul's investments of R$465 million in the implementation of materials for the Coxilha Negra Wind Farm; Furnas' investments of R$183 million in the Santa Cruz TPP commissioning of Combined Cycle, and Chesf's investments of R$31 million in the Casa Nova A and B wind farms.
▪	Maintenance: Chesf with R$458 million to replace equipment at Paulo Afonso IV and Sobradinho; Eletronorte with R$179 million, especially at Tucuruí and Mauá 3 TPP; and Furnas with R$95 million, mainly at Serra da Mesa HPP, Santa Cruz TPP and Furnas HPP.

Transmission

Investments in transmission totaled R$2,143 million in 9M23, with the following standing out:

▪	Chesf - R$805 million in reinforcements, improvements, and maintenance due to the modernization of substations (R$260 million) and improvements to transmission lines (R$64 million), which total 247 projects.
▪	Furnas - R$672 million, with emphasis on the Itumbiara substation and the replacement of the synchronization system in 46 locations.
▪	Eletronorte - R$382 million in reinforcements and maintenance, of which R$240 million in 49 large-scale projects.
▪	CGT Eletrosul - R$152 million in various reinforcement, improvement, and maintenance projects, of which large-scale reinforcements and improvements amounted to around R$115 million in 38 projects.

Investments made (R$ million)	3Q23	2T23	9M23	9M22	3Q23 X 2T23	3Q23 X 3Q22	9M23 X 9M22
Generation Corporate	484	528	1,488	540	-8%	56%	176%
Implementation / Expansion	193	223	691	157	-13%	157%	341%
Maintenance	291	305	797	383	-5%	23%	108%
Transmission Corporate	953	718	2,143	1,152	33%	79%	86%
Expansion	56	46	131	158	22%	-29%	-17%
Reinforcements and improvements	736	481	1,398	418	53%	235%	235%

Earnings Release | 3Q23	33

Maintenance	161	191	613	576	-16%	-31%	6%
Infrastructure and Others	93	97	257	223	-4%	-9%	15%
SPEs	334	48	483	1,661	596%	657%	-71%
Generation - Contributions	-	27	56	1,648	-	-	-97%
Generation - Acquisition	334	0.3	398	-	-	-	-
Transmission - Contributions	-	21	29	13	-	-	128%
Transfer - Acquisition	-	-	-	-	-	-	-
Total	1,864	1,391	4,371	3,575	34%	88%	22%

6.	ESG 3Q23

PILLAR	INDICATOR	3Q23	3Q22	Variation	Results Analysis
Prosperity	Investment in Technology and Innovation	385,033,775	368,994,093	4.3%	Target of 1.4% investment in Technology and Innovation over Net Operating Revenue achieved in the calculation period.
Planet	Greenhouse Gas Emissions (Scopes 1, 2 and 3) (tCO e)2	3,928,562	4,145,277	-5.2%	Reduction in Greenhouse Gas (GHG) emissions, in line with the company's decarbonization strategy.

Earnings Release | 3Q23	34

People	Accident Frequency Rate - own employees (with time off)	2.3	3.4	-32.4%	3Q22: 48 accidents.
					3Q23: 29 accidents.
					The reduction in the "Accident Frequency Rate - own employees (with time off)" is due to actions arising from the occupational health and safety (OHS) culture program, launched in 2020 with the support of external consultants, which focused on company employees. As a follow-up, a new OHS culture project was launched this year through the "Tá Ligado" and "Manifesta pela Vida" campaigns, which are being rolled out in initiatives for the entire workforce.
	Women in the workforce (%)	17.9%	19.0%	-5.4%	Movements in the workforce are the result of the Voluntary Dismissal Plans and organizational restructuring, with fewer managerial positions.
	Management positions held by women (%)	23.6%	24.5%	-3.7%
Governance	Risk Management Maturity Level	3	3	0.0%	The target for 2022 was Level 3 in risk management maturity, which was achieved. For 2023 the target was raised to 4, with the maximum level being 5.
	Investigation of complaints dealt with in the term (%)	95%	97%	-2.0%	This reduction was impacted by a specific issue in which the area manager left under the voluntary dismissal program. This caused some delays which have already been mitigated by the current protocols, but the result remains better than the target.

Note: The figures presented are partial, preliminary, and not assured, and may be adjusted in line with the processes of calculating, verifying, and updating the data.

Earnings Release | 3Q23	35

7.	Annexes
7.1.	Annex 1 - Financial Statements
7.1.1.	Balance Sheet
	PARENT COMPANY		CONSOLIDATED
ASSETS	09/30/2023	12/31/2022	09/30/2023	12/31/2022
CURRENT
Cash and cash equivalents	10,563,580	4,927,871	21,005,003	10,739,126
Restricted cash	479,847	2,917,849	674,649	3,098,401
Securities and bonds	2,548,017	3,611,904	10,271,350	12,193,654
Clients	1	462,628	5,257,407	4,794,924
Transmission contract assets	-	-	11,628,133	9,349,126
Financing and loans	1,148,154	1,524,088	328,470	692,839
Remuneration of equity interests	4,667,849	3,028,085	372,019	707,875
Taxes and Contributions	1,251,706	857,466	1,651,350	1,135,913
Income tax and social contribution	896,173	261,321	2,946,992	1,749,225
Right to compensation	1,003,612	1,186,214	1,043,281	1,216,928
Warehouse	213	262	452,858	429,310
Receivables - ENBPAR	-	40,743	-	40,743
Derivative financial instruments	-	-	378,695	501,355
Others	315,754	926,061	1,747,119	2,285,349
	22,874,906	19,744,492	57,757,326	48,934,768

Assets held for sale	221,970	320,691	277,754	688,359
	23,096,876	20,065,183	58,035,080	49,623,127

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	-	-	1,786,969	1,306,138
Right to compensation	1,501,845	2,048,517	1,641,723	2,124,907
Financing and loans	6,845,134	3,366,460	93,739	328,806
Clients	-	-	666,715	703,055
Receivables - ENBPAR	-	1,223,316	-	1,223,316
Securities	427,170	411,705	844,268	412,093
Taxes and Contributions	4,582	3,705	465,968	439,196
Deferred income tax and social contribution	-	-	3,502,430	3,541,162
Bonds and linked deposits	3,911,967	6,402,122	6,900,268	8,558,013
Transmission contract assets	-	-	48,880,409	51,703,084
Derivative financial instruments	-	-	94,939	485,507
Advances for future capital increases	-	20,596,029	-	-
Others	1,564,786	1,755,305	1,045,409	1,063,250
	14,255,484	35,807,159	65,922,837	71,888,527

INVESTMENTS
Assessed through the equity method	131,413,591	112,079,558	33,487,644	32,224,264
Held at fair value	1,437,612	1,657,261	1,492,612	1,761,258
	132,851,203	113,736,819	34,980,256	33,985,522

FIXED ASSETS	205,947	231,883	38,781,711	34,739,705

INTANGIBLE ASSETS	88,118	67,857	79,087,125	79,980,581

	147,400,752	149,843,718	218,771,929	220,594,335

TOTAL ASSETS	170,497,628	169,908,901	276,807,009	270,217,462

Earnings Release | 3Q23	36

	PARENT COMPANY		CONSOLIDATED
LIABILITIES AND SHAREHOLDERS’ EQUITY	09/30/2023	12/31/2022	09/30/2023	12/31/2022
CURRENT
Loans, financing and debentures	12,203,346	3,682,702	15,937,802	7,524,770
Compulsory loans - Agreements	1,846,786	-	1,846,786	-
Compulsory loans	1,288,856	1,289,602	1,288,856	1,289,602
Suppliers	95,511	994,922	2,513,438	3,517,173
Advances	3,513	1,486,222	159,332	1,653,122
Taxes and Contributions	379,739	370,739	969,340	1,271,700
Income tax and social contribution	-	-	108,599	-
Shareholder remuneration	41,815	913,018	47,954	924,644
Personnel obligations	169,473	166,337	1,568,705	2,318,554
Compensation obligations	14,961	1,912,423	14,961	1,912,423
Post-employment benefits	-	-	302,234	246,437
Provisions for disputes	2,144,209	2,646,711	2,540,596	2,709,161
Sector charges	-	-	907,169	996,610
Obligations under Law 14182/2021	-	-	2,105,872	1,472,662
Leases	10,930	8,710	228,153	224,319
Others	74,559	74,919	372,482	209,251
	18,273,698	13,546,305	30,912,279	26,270,428

Liabilities associated with assets held for sale	-	-	-	170,448
	18,273,698	13,546,305	30,912,279	26,440,876

NON-CURRENT
Loans, financing and debentures	19,410,131	22,269,941	54,573,468	51,581,752
Advances	-	-	104,318	213,921
Provisions for disputes	17,339,486	22,084,048	26,308,965	30,623,558
Post-employment benefits	665,491	680,399	4,809,692	4,947,234
Obligations under Law 14182/2021	-	-	36,423,512	35,186,792
Onerous contracts	-	-	209,099	209,099
Leases	27,693	32,571	371,286	528,849
Concessions payable - Use of public assets	-	-	552,456	372,420
Advances for future capital increases	95,544	86,919	95,544	86,919
Derivative financial instruments	478,821	-	478,821	-
Sector charges	-	-	442,528	464,358
Taxes and Contributions	-	-	606,537	723,716
Deferred income tax and social contribution	342,968	427,390	5,456,098	6,294,347
Others	745,681	276,532	2,288,610	1,514,985
	39,105,815	45,857,800	132,720,934	132,747,950

SHAREHOLDERS’ EQUITY
Share capital	69,991,640	69,705,554	69,991,640	69,705,554
Capital Reserves and Granted Equity Instruments	13,878,262	13,867,170	13,878,262	13,867,170
Treasury shares	(1,972,514)	-	(1,972,514)	-
Profit reserves	33,910,233	33,910,233	33,910,233	33,910,233
Retained earnings	4,073,448	-	4,073,448	-
Other accumulated comprehensive income	(6,762,954)	(6,978,161)	(6,762,954)	(6,978,161)
Controlling shareholders	113,118,115	110,504,796	113,118,115	110,504,796

Non-controlling shareholders	-	-	55,681	523,840

TOTAL SHAREHOLDERS' EQUITY	113,118,115	110,504,796	113,173,796	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	170,497,628	169,908,901	276,807,009	270,217,462

Earnings Release | 3Q23	37

7.1.2.	Income Statement
	PARENT COMPANY		CONSOLIDATED
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
CONTINUED OPERATIONS

Net operating revenue	93,997	139,207	27,236,793	25,064,955

Operating costs	(73)	(16,605)	(13,142,453)	(10,900,767)

GROSS INCOME	93,924	122,602	14,094,340	14,164,188

Operating expenses	(432,991)	(2,355,635)	(3,165,615)	(9,288,197)

Regulatory remeasurements - Transmission contracts	-	-	(12,144)	362,392

OPERATING INCOME BEFORE FINANCIAL INCOME	(339,067)	(2,233,033)	10,916,581	5,238,383

FINANCIAL INCOME	(2,986,055)	(189,062)	(9,475,192)	(2,695,516)

INCOME BEFORE EQUITY INVESTMENTS	(3,325,122)	(2,422,095)	1,441,389	2,542,867

Income from equity investments	7,310,182	5,223,640	1,798,391	1,667,870

Other income and expenses	4,088	574,658	859,931	274,366

OPERATING INCOME BEFORE TAXES	3,989,148	3,376,203	4,099,711	4,485,103

Current income tax and social contribution	608	(271,638)	(467,723)	(1,729,398)
Deferred income tax and social contribution	-	-	201,480	374,515

NET INCOME FROM CONTINUED OPERATIONS	3,989,756	3,104,565	3,833,468	3,130,220

Share attributable to controlling shareholders	3,989,756	3,104,565	3,989,756	3,104,565
Share attributable to non-controlling shareholders	-	-	(156,288)	25,655

DISCONTINUED OPERATIONS

NET INCOME FROM DISCONTINUED OPERATIONS	(332,014)	986,785	(332,014)	986,785

Share Attributable to Controlling Shareholders	(332,014)	986,785	(332,014)	986,785

NET INCOME FOR THE PERIOD	3,657,742	4,091,350	3,501,454	4,117,005

Share attributable to Controlling Shareholders	3,657,742	4,091,350	3,657,742	4,091,350
Share attributable to non-controlling interests	-	-	(156,288)	25,655

EARNINGS PER SHARE
Earnings per share - basic (ON)	R$1.40	R$2.18	R$1.40	R$2.18
Earnings per share - basic (PN)	R$1.55	R$2.40	R$1.55	R$2.40
Earnings per share - diluted (ON)	R$1.23	R$2.14	R$1.23	R$2.14
Earnings per share - diluted (PN)	R$1.35	R$2.36	R$1.35	R$2.36

Continued Operations
Earnings per share - basic (ON)	R$1.55	R$1.65	R$1.55	R$1.65
Earnings per share - basic (PN)	R$1.71	R$1.82	R$1.71	R$1.82
Earnings per share - diluted (ON)	R$1.37	R$1.62	R$1.37	R$1.62
Earnings per share - diluted (PN)	R$1.51	R$1.79	R$1.51	R$1.79

Earnings Release | 3Q23	38

7.1.3.	Cash Flow Statement

	PARENT COMPANY		CONSOLIDATED
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	3,989,148	3,376,203	4,099,711	4,485,103

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	32,768	8,380	2,722,255	1,810,620
Exchange and monetary variations, net	1,179,258	508,415	2,698,369	352,552
Financial charges	706,116	(593,081)	4,882,627	1,465,795
Equity income	(7,310,182)	(5,223,640)	(1,798,391)	(1,667,870)
Other income and expenses	(4,088)	(574,658)	(859,931)	(274,366)
Transmission revenues	-	-	(12,873,894)	(12,142,930)
Construction cost - transmission	-	-	1,919,759	927,448
Regulatory remeasurements - Transmission contracts	-	-	12,144	(362,392)
Operating provisions (reversals)	(1,269,184)	1,629,576	(1,162,997)	5,793,684
Result of hedged debt and derivatives	720,901	-	1,243,157	576,408
Other	977,887	9,019	920,773	(427,732)
	(4,966,524)	(4,235,989)	(2,296,129)	(3,948,783)

(Increases)/decreases in operating assets
Clients	1,339	-	(667,908)	(510,004)
Right to compensation	364,234	337,087	291,791	348,990
Others	461,576	699,141	545,118	265,396
	827,149	1,036,228	169,001	104,382
Increases/(decreases) in operating liabilities
Suppliers	(881,548)	12,552	(956,367)	254,073
Advances	(3,243)	-	(123,927)	166,827
Personnel obligations	3,136	10,917	(893,879)	9,327
Sector charges	-	-	(130,911)	221,323
Others	477,789	(156,395)	563,733	(811,218)
	(403,866)	(132,926)	(1,541,351)	(159,668)

Payment of financial charges	(1,495,840)	(1,008,362)	(3,818,905)	(2,150,600)
Receipt of annual permitted revenue - RAP	-	-	13,383,639	10,716,047
Receipt of financial charges	736,160	531,789	368,619	257,973
Receipt of remuneration for equity investments	2,314,835	2,896,572	846,299	1,092,659
Payment of disputes	(1,351,125)	(1,851,531)	(1,727,316)	(2,013,742)
Bonds and linked deposits	(390,811)	(426,442)	(617,068)	(888,159)
Payment of income tax and social contribution	(164,126)	(219,126)	(1,852,177)	(2,451,751)
Supplementary pension payments	(14,908)	(30,149)	(397,856)	(331,908)

Net cash provided by (used in) operating activities of continued operations	(919,908)	(63,732)	6,616,467	4,711,553
Net cash provided by operating activities of discontinued operations	19,990	-	19,990	(2,908,844)
Net cash provided by (used in) operating activities	(899,918)	(63,732)	6,636,457	1,802,709

Earnings Release | 3Q23	39

FINANCING ACTIVITIES

Loans, financing and debentures	7,000,000	44,746	11,823,049	2,544,746
Payment of loans, financing and debentures - principal	(1,582,454)	(3,540,193)	(4,102,639)	(5,358,847)
Payment of remuneration to shareholders	(863,402)	(916,031)	(768,615)	(811,700)
Payment to dissenting shareholders - incorporation of shares	(212)	-	(226,117)	-
Share buyback	(1,823,729)	-	(1,823,729)	-
Payment of CDE obligations and revitalization of basins - principal	-	-	(1,433,737)	-
Lease payments - principal	(4,622)	-	(574,095)	(540,369)
Others	-	-	226	-

Net cash (used in) financing activities of continued operations	2,725,581	(4,411,478)	2,894,343	(4,166,170)
Net cash (used in) financing activities of discontinued operations	-	-	-	(174,814)
Net cash (used in) financing activities	2,725,581	(4,411,478)	2,894,343	(4,340,984)

INVESTMENT ACTIVITIES

Acquisition of debentures	(200,000)	-	(200,000)	-
Grant of advance for future capital increase	-	(26,526,187)	-	-
Payment of share capital	-	30,749,280	-	30,749,280
Receipt of loans and financing	1,686,888	2,557,193	1,159,246	1,711,612
Acquisition of fixed assets	(6,338)	(6,892)	(2,206,751)	(916,120)
Acquisition of intangible assets	(20,270)	(4,656)	(76,973)	(31,950,441)
Net financial investments (Securities)	1,063,888	(1,574,988)	2,343,678	3,649,461
Transmission infrastructure - contractual asset	-	-	(1,897,985)	(934,772)
Acquisition/capital contribution to shareholdings	(2,108)	(188,367)	(121,081)	(235,789)
Disposal of equity investments	355,941	1,103,398	908,271	1,103,398
Net cash in business combination	-	-	55,839	180,203
Others	-	-	(161,213)	23,472

Net cash provided by investing activities of continued operations	2,878,000	6,108,782	(196,969)	3,380,304
Net cash (used in) investing activities of discontinued operations	932,046	-	932,046	3,079,754
Net cash provided by (used in) investing activities	3,810,046	6,108,782	735,077	6,460,058

Increase (decrease) in cash and cash equivalents	5,635,709	1,633,572	10,265,877	3,921,783

Cash and cash equivalents at the beginning of the period	4,927,871	7,384	10,739,126	192,659
Cash and cash equivalents at the end of the period	10,563,580	1,640,956	21,005,003	4,118,346
(Decrease) in cash and cash equivalents from discontinued operations	-	-	-	(3,904)
	5,635,709	1,633,572	10,265,877	3,921,783

Earnings Release | 3Q23	40

7.2.	Annex 2 - Results by Segment

7.2.1.	Management
R$ million	3Q23	3Q22%		9M23	9M22%
Net Operating Revenue	30	38	-21%	95	139	-32%
Operating costs	0	4	-100%	0	-17	-100%
Operating expenses	-1,219	-468	160%	-437	-2,359	-81%
Operating income before financial income	-1,189	-426	179%	-342	-2,237	-85%
7.2.2.	Generation
R$ million	3Q23	3Q22%		9M23	9M22%
Net Operating Revenue	5,517	5,857	-6%	16,460	15,243	8%
Operating costs	-3,572	-3,668	-3%	-10,184	-8,817	16%
Operating expenses	-75	-1,004	-93%	-958	-3,815	-75%
Operating income before financial income	1,870	1,185	58%	5,318	2,611	104%
7.2.3.	Transmission
R$ million	3Q23	3Q22%		9M23	9M22%
Net Operating Revenue	3,375	2,288	48%	11,131	10,091	10%
Operating costs	-1,303	-967	35%	-3,399	-2,454	39%
Operating expenses	-309	-1,423	-78%	-1,778	-3,136	-43%
Regulatory remeasurements - Transmission contracts	-12	362	-103%	-12	362	-103%
Operating income before financial income	1,751	260	573%	5,942	4,863	22%

Earnings Release | 3Q23	41

7.3.	Annex 3 - Compulsory Loan

Within the scope of the compulsory loan on electricity (ECE) lawsuits, which discuss the monetary restatement of book-entry credits, the Company has been taking steps to mitigate the risks involved and has created the Compulsory Loan Department, with the aim of strengthening strategic action in legal defenses and seeking court settlements with discounts and the full settlement of the respective lawsuits.

As a result of these negotiations, in 3Q23 Eletrobras reduced its inventory by R$3,085 million to R$19,055 million, mainly as a result of the agreements reached and the transfer of R$2,088 million to a specific current liability item after signing the legal agreements whose payments have not yet been made. In the same period, the provision was reversed by R$418 million, especially due to the discounts obtained from the negotiations, which had a positive impact on the result.

In the financial income, monetary adjustment fell from R$495 million in 3Q22 to R$323 million in 3Q23 due to the reduction in the provisioned inventory, as mentioned above.

Since 3Q22, when negotiations on the compulsory loan began and the inventory was R$25.8 billion, there has been a net reduction in the provisioned inventory of R$6.8 billion, despite the accumulated monetary restatement of R$1,319 million between the periods, which is in line with the company's strategy of reducing legal liabilities. In the same compared period, there was also an elimination of off-balance risk of R$2.8 billion, of which R$510 million in possible and R$2.3 billion in remote risks. Finally, with the settlement negotiations carried out under the project, judicial deposits and other guarantees offered in court, such as shares in affiliates, amounting to around R$1.3 billion, were released.

* Taking into consideration that Eletrobras has already entered into legal agreements with Creditors, which are only awaiting ratification for due payment, the amounts have been reclassified to liabilities.

Earnings Release | 3Q23	42

7.4.	Annex 4 - IFRS x Regulatory reconciliation

	CVM Result - corporate	Regulatory Result		CVM Result - corporate	Regulatory Result
	07/01/2023 to 09/30/2023	07/01/2023 to 09/30/2023	Differences	07/01/2022 to 09/30/2022	07/01/2022 to 09/30/2022	Differences
OPERATING REVENUES

Generation

Procurement	4,213,764	4,213,764	-	4,251,522	4,251,522	-
Supply	899,552	899,552	-	1,040,628	1,040,628	-
CCEE	342,653	342,653	-	202,333	202,333	-
Operation and maintenance revenue	961,498	961,498	-	1,254,957	1,254,957	-
Revenue from construction of Power Plants	-	-	-	-	-	-
Rate of return updates - Generation	-	-	-	-	-	-
Itaipu transfer	-	-	-	4,748	4,748	-
			-	-		-
Transmission			-	-		-
			-	-		-
Operation and maintenance revenue - Renewed Lines	-	-	-	-	-	-
Operation and maintenance revenue	1,981,651	2,024,172	(42,521)	1,654,499	1,654,499	-
Financial - Return on Investment - RBSE	-	-	-	-	-	-
Construction revenue	805,097	-	805,097	625,988	-	625,988
Contract revenue - Transmission	1,280,433	-	1,280,433	643,101	-	643,101
Transmission System Availability (Rap)		3,138,398	(3,138,398)	-	2,152,865	(2,152,865)
			-	-		-
Other income	114,356	114,356	0	223,648	152,986	70,662
			-	-		-
Deductions			-	-		-
			-	-		-
(-) Sector charges	(527,743)	(527,743)	-	(662,224)	(662,224)	-
(-) ICMS	(260,577)	(260,577)	-	(250,238)	(250,238)	-
(-) PASEP and COFINS	(1,028,436)	(1,028,436)	-	(953,395)	(953,458)	63
(-) Other Deductions	(818)	(818)	-	(2,553)	(2,553)	-
			-	-		-
Net operating revenue	8,781,430	9,876,819	(1,095,389)	8,033,014	8,846,065	(813,051)
			-	-		-
OPERATING COSTS			-	-		-
			-	-		-
Personnel, Material and Services	(810,388)	(810,388)	-	(931,730)	(931,730)	-
Energy purchased for resale	(807,438)	(986,747)	179,309	(1,101,863)	(1,270,754)	168,891
Charges for use of the electricity grid	(876,260)	(876,260)	-	(832,854)	(906,201)	73,347
Fuel for electricity production	(510,415)	(510,415)	-	(443,521)	(443,521)	-
Construction	(865,601)	-	(865,601)	(422,317)	-	(422,317)
Depreciation	(444,771)	(845,206)	400,435	(436,198)	(895,161)	458,963
Amortization	(402,586)	(404,274)	1,688	(324,000)	(324,002)	2
Operating provisions/reversals	-	-	-	-	-	-
Other costs	1,129	(5,898)	7,027	1,668	8,659	(6,991)

Earnings Release | 3Q23	43

Operating costs	(4,716,330)	(4,439,188)	(277,142)	(4,490,815)	(4,762,710)	271,895
			-	-		-
GROSS INCOME	4,065,100	5,437,631	(1,372,531)	3,542,199	4,083,355	(541,156)
			-	-		-
OPERATING EXPENSES			-	-		-
			-	-		-
Personnel, Material and Services	(790,428)	(790,428)	-	(773,905)	(773,905)	-
Voluntary Dismissal Program	(21,861)	(21,861)	-	-	-	-
Remuneration and compensation	-		-	-	-	-
Depreciation	(70,053)	(68,676)	(1,377)	(42,436)	(41,089)	(1,347)
Amortization	(7,255)	(7,255)	-	(9,756)	(9,756)	-
Donations and contributions	20,673	20,673	-	(54,894)	(54,894)	-
Operating provisions/reversals	24,918	(3,448)	28,366	(1,528,690)	(1,551,553)	22,863
Other expenses	(775,780)	(772,568)	(3,212)	(476,263)	(446,950)	(29,313)
Operating expenses	(1,619,786)	(1,643,563)	23,777	(2,885,944)	(2,878,147)	(7,797)

Regulatory remeasurements - Transmission contracts	(12,144)	-	(12,144)	362,392	-	362,392

OPERATING INCOME BEFORE FINANCIAL INCOME	2,433,170	3,794,068	(1,360,898)	1,018,647	1,205,208	(186,561)
			-	-		-
FINANCIAL INCOME	(3,119,159)	(2,980,435)	(138,724)	(1,818,829)	(1,687,291)	(131,538)
			-	-		-
INCOME BEFORE EQUITY INVESTMENTS	(685,989)	813,633	(1,499,622)	(800,182)	(482,083)	(318,099)
			-	-		-
Income from equity investments	658,826	598,185	60,641	555,285	477,089	78,196
			-	-		-
Other income and expenses	798,397	798,397	-	32,304	34,434	(2,130)
			-	-		-
OPERATING INCOME BEFORE TAX	771,234	2,210,215	(1,438,981)	(212,593)	29,440	(242,033)
			-	-		-
Current income tax and social contribution	332,011	332,011	-	(382,510)	(382,510)	-
Deferred income tax and social contribution	373,342	248,037	125,305	595,015	402,901	192,114
			-			-
NET INCOME FOR THE PERIOD	1,476,587	2,790,263	(1,313,676)	(88)	49,831	(49,919)

Earnings Release | 3Q23	44

Earnings Release | 3Q23	45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.